UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2017 and 2016	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016	3
Notes to Financial Statements	4-15

Additional Information (Note A):

Schedule of Assets (Held at End of Year) at December 31, 2017	17-29

Signatures	30

Exhibits	31

Note A:
Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Investment Plan Committee, and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

We have served as the Company's auditor since 2014.

St. Louis, Missouri
June 20, 2018

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016
(in thousands)

		2017			2016
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$2,077,072	$199,046	$2,276,118	$1,754,765	$165,472	$1,920,237

Investments at contract value	836,262	—	836,262	902,221	—	902,221

Total investments	2,913,334	199,046	3,112,380	2,656,986	165,472	2,822,458

Receivables:

Plan sponsor contributions	32,251	15,336	47,587	32,168	15,705	47,873

Notes receivable from participants	52,277	—	52,277	51,769	—	51,769

Other receivables	4,248	1,197	5,445	3,499	1,198	4,697

Total assets	3,002,110	215,579	3,217,689	2,744,422	182,375	2,926,797

Liabilities

Accrued expenses	—	16	16	19	16	35

Other liabilities	2,202	1,238	3,440	3,262	1,670	4,932

Total liabilities	2,202	1,254	3,456	3,281	1,686	4,967

Net assets available for benefits	$2,999,908	$214,325	$3,214,233	$2,741,141	$180,689	$2,921,830

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2017 and 2016
(in thousands)

		2017			2016
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$16,346	$—	$16,346	$16,220	$—	$16,220
Dividends	45,042	4,661	49,703	34,307	4,324	38,631
Net appreciation in fair value of investments	314,102	38,518	352,620	99,375	19,544	118,919
Net investment gain	375,490	43,179	418,669	149,902	23,868	173,770
Interest income from notes receivable	2,382	—	2,382	2,272	—	2,272
Participant contributions	100,752	—	100,752	101,291	—	101,291
Plan sponsor contributions	47,541	15,336	62,877	46,807	15,688	62,495
Total additions	526,165	58,515	584,680	300,272	39,556	339,828

Deductions from net assets:

Distributions to and withdrawals by participants	280,891	10,810	291,701	303,601	12,113	315,714
Administrative expenses (refunds)	576	—	576	(12)	—	(12)
Total deductions	281,467	10,810	292,277	303,589	12,113	315,702
Net increase (decrease) in net assets	244,698	47,705	292,403	(3,317)	27,443	24,126
Transfers from non-participant directed	14,069	(14,069)	—	10,820	(10,820)	—
Plan transfers (see Note 15)	—	—	—	36,103	—	36,103
Net assets available for benefits at beginning of year	2,741,141	180,689	2,921,830	2,697,535	164,066	2,861,601
Net assets available for benefits at end of year	$2,999,908	$214,325	$3,214,233	$2,741,141	$180,689	$2,921,830

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.	DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2017 and 2016 was $378,536 and $170,609, respectively. There were no forfeitures used in 2017 and 2016.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Vanguard Target Date Fund, effective April 1, 2017, that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $18,000 for 2017 and 2016 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional $6,000 for 2017 and 2016 of qualifying compensation, as defined in the Plan, up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which continue to be subject to the former plans' vesting requirements.

The Plan requires for the RSC to be contributed either to the employee's ESOP Fund accounts for employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, a qualified defined benefit plan also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2017, $52.3 million in notes receivable from participants were outstanding with interest rates ranging from 3.25% to 5.75% and various maturity dates through November 2023. At December 31, 2016, $51.8 million in notes receivable from participants were outstanding for terms from 4 to 72 months and interest rates ranging from 3.25% to 5.25%.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•	Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•
Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 70½ or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•
In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•	Distributions to participants shall commence in the year following the year a participant attains age 70½, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•
Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participant’s principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•	The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•	The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•	The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•
The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•	Plan Sponsor contributions made or invested in shares of Eastman common stock.

•
Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•	An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•	After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

2.	SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("USGAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (see Note 7). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Payments to participants

Benefit payments to participants are recorded when paid.

3.	RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2017 and 2016 are shares of the Plan Sponsor's common stock amounting to $318 million and $314 million, respectively. This investment represents 10.2% and 11.1% of total investments at December 31, 2017 and 2016, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.	CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $32.3 million and $32.2 million and for the non-participant-directed ESOP Fund of $15.3 million and $15.7 million at December 31, 2017 and 2016, respectively.

5.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2017 and 2016 were approximately $52.3 million and $51.8 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.4 million and $2.3 million in 2017 and 2016, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.	INVESTMENTS

At December 31, 2017 and 2016, the Plan's assets were invested in Eastman Chemical Company common stock, mutual funds, and synthetic investment contracts (see Note 7). Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2017 and 2016, respectively.

(in thousands)	2017	2016

Cash	$3,960	$4,814
Eastman Chemical Company common stock	317,561	313,985
Mutual funds	1,915,942	1,569,230
Managed income fund	836,262	902,221
Self-directed brokerage account - mutual funds	38,655	32,208
Total	$3,112,380	$2,822,458

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2017 and 2016:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2017, the Trustee purchased 541,047 shares of Eastman common stock for the fund at an average price of $80.81 per share, and sold 1,234,148 shares of Eastman common stock for the fund at an average price of $84.25 per share. During 2016, the Trustee purchased 1,203,700 shares of Eastman common stock for the fund at an average price of $66.40 per share and sold 2,284,200 shares at an average price of $71.60 per share. Dividends paid from the Eastman Stock Fund totaled $3.4 million and $5.2 million in 2017 and 2016, respectively.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman Class A common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2017, the Trustee purchased 215,453 shares of Eastman common stock for the fund at an average price of $79.01 per share, and sold 269,227 shares of Eastman common stock for the fund at an average price of $84.06 per share. During 2016, the Trustee purchased 279,200 shares of Eastman common stock for the fund at an average price of $60.04 per share, and sold 248,500 shares at an average price of $70.06 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.	INSURANCE CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts only, totaling $836 million and $902 million at December 31, 2017 and 2016, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants can redeem interest in this daily and there is no notice period on these redemptions.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.

•	Complete or partial termination of the Plan.

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.

•
Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.

•	Exclusion of a group of previously eligible employees from eligibility in the Plan.

•	Any early retirement program, group termination, group layoff, facility closing, or similar program.

•	Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

8.	FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Self-directed brokerage account: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

USGAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under USGAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2017 and 2016:

(in thousands)	December 31, 2017	December 31, 2016
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash	$3,960	$4,814
Eastman Chemical Company common stock	317,561	313,985
Mutual funds	1,915,942	1,569,230
Self-directed brokerage account - mutual funds	38,655	32,208
Total	$2,276,118	$1,920,237

There are no redemption restrictions on the mutual fund investments. They are fully liquid and can be redeemed on a daily basis. There were no transfers between levels during 2017 and 2016. Also, there are no Level 2 or Level 3 investments at December 31, 2017 and 2016.

9.	OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $5.4 million and $4.7 million at December 31, 2017 and 2016, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $3.4 million and $4.9 million at December 31, 2017 and 2016, respectively, represent liabilities from the purchase of investments.

10.	DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2017 and 2016, $14.1 million and $10.8 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

11.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter in May 2015, in which the Internal Revenue Service ("IRS") stated that the Plan is in compliance with the applicable requirements of the IRC. No provision for income taxes has been included in the Plan's financial statements.

USGAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

13.	PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2017 and 2016, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. As of April 2016, the EIP fee methodology was changed to improve fee transparency.  The methodology was changed from a revenue sharing model to a flat-dollar payment model.  The flat-dollar payment is charged quarterly to the participant account and covers administrative fees including recordkeeping, legal, and consulting.  Investment related fees are charged directly to the participant account via the investment NAV.

14.	RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

15.	PLAN TRANSFERS

Effective December 5, 2014, Eastman acquired Taminco Corporation. The Taminco US Inc. 401(k) Plan was originally established effective December 1, 2006 and effective January 4, 2016 the assets were merged into the Plan.

16.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2017 and June 20, 2018 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common Stock, Participant directed, 1,298 shares	**	$120,221
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 2,130 shares	89,198	197,340
	Subtotal - Common Stock			317,561
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	2,254
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,706	1,706
	Subtotal - Cash			3,960
	DFA US SMALL CAP I	Registered Investment Company 1,363 shares	**	48,968
*	FID GOVT MMKT	Registered Investment Company 407 shares	**	407
*	FID EXT MKT IDX PR	Registered Investment Company 833 shares	**	51,663
*	FID MAGELLAN K	Registered Investment Company 1,115 shares	**	116,367
*	FID PURITAN K	Registered Investment Company 5,584 shares	**	130,715
*	FID US BOND INDX PR	Registered Investment Company 1,824 shares	**	21,138
*	FID 500 INDEX INST	Registered Investment Company 1,897 shares	**	177,308
*	FID GLB XUS INDX INS	Registered Investment Company 1,688 shares	**	22,853
*	FID CONTRAFUND POOL	Registered Investment Company 11,581 shares	**	184,946
*	FID INTL DSCVRY POOL	Registered Investment Company 4,363 shares	**	57,378
*	FID BLUE CHIP GR POOL	Registered Investment Company 7,068 shares	**	98,106
	PIM TOTAL RT INST	Registered Investment Company 9,561 shares	**	98,188
	TIFI TEMPL EMG MKTS	Registered Investment Company 2,580 shares	**	15,637
	TEMPLETON FOREIGN R6	Registered Investment Company 2,910 shares	**	23,104
	NB GENESIS R6	Registered Investment Company 1,209 shares	**	69,460
	FKLN SMMIDCP GRTH R6	Registered Investment Company 1,233 shares	**	48,105
	JPM EQUITY INCOME R6	Registered Investment Company 3,416 shares	**	59,444
	PRUD INCFLEX SEL LT GROWTH	Registered Investment Company 68 shares	**	1,187
	PRUD INCFLEX SEL LT BALANCED	Registered Investment Company 72 shares	**	1,251
	PRUD INCFLEX SEL LT INC & EQU	Registered Investment Company 1 shares	**	9
	PRUD INCFLEX SEL LT CONSER GRO	Registered Investment Company 14 shares	**	226
	PRUD INCFLEX SEL LT INC & EQU	Registered Investment Company 26 shares	**	394
	PRUD INCFLEX SEL LT AGG GRO	Registered Investment Company 7 shares	**	118
	PRUD INCFLEX SEL LT GROWTH	Registered Investment Company 7 shares	**	115
	PRUD INCFLEX SEL LT BALANCED	Registered Investment Company 7 shares	**	114
	VANGUARD TARGET INC	Registered Investment Company 593 shares	**	30,382
	VANGUARD TARGET 2015	Registered Investment Company 402 shares	**	20,633
	VANGUARD TARGET 2020	Registered Investment Company 2,284 shares	**	121,147
	VANGUARD TARGET 2025	Registered Investment Company 2,324 shares	**	124,041
	VANGUARD TARGET 2030	Registered Investment Company 2,501 shares	**	134,465
	VANGUARD TARGET 2035	Registered Investment Company 1,258 shares	**	69,072
	VANGUARD TARGET 2040	Registered Investment Company 1,174 shares	**	66,520
	VANGUARD TARGET 2045	Registered Investment Company 735 shares	**	41,812
	VANGUARD TARGET 2050	Registered Investment Company 987 shares	**	56,402
	VANGUARD TARGET 2055	Registered Investment Company 255 shares	**	17,773
	VANGUARD TARGET 2060	Registered Investment Company 177 shares	**	6,494
	Sub-total Mutual Funds			1,915,942

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity	Cash	**	1,279
	AT&T INC 3% 2/15/22	Corporate Bond 3.0% 2/15/22	**	740
	AT&T INC 2.45% 06/30/20	Corporate Bond 2.45% 06/30/20	**	1,100
	AT&T INC 2.8% 02/17/21	Corporate Bond 2.8% 02/17/21	**	741
	ABBOTT LAB 2.35% 11/30/19	Corporate Bond 2.35% 11/30/19	**	1,399
	ABBVIE INC 2.5% 05/14/20	Corporate Bond 2.5% 05/14/20	**	579
	ACE INA HOLDING 2.3% 11/03/20	Corporate Bond 2.3% 11/03/20	**	1,039
	ACTAVIS FUNDING SCS 3% 3/12/20	Corporate Bond 3% 3/12/20	**	2,035
	AIR LEASE CORP 2.625% 07/01/22	Corporate Bond 2.625% 07/01/22	**	1,222
	AMOT 2017-3 A 2.04% 6/22	Mortgage Back Security 2017-3 A 2.04% 6/22	**	1,239
	ALLYA 2015-1 A3 1.39% 09/19	Mortgage Back Security 2015-1 A3 1.39% 09/19	**	341
	ALLYA 2017-1 A3 1.7% 02/21	Mortgage Back Security 2017-1 A3 1.7% 02/21	**	1,333
	AMERICAN CAMPUS 3.35% 10/01/20	Corporate Bond 3.35% 10/01/20	**	563
	AMERICAN EX CRD 2.125% 3/18/19	Corporate Bond 2.125% 3/18/19	**	875
	AMERICAN EXPRESS 2.6% 09/14/20	Corporate Bond 2.6% 09/14/20	**	1,317
	AMERICAN EXPRESS 2.25% 5/05/21	Corporate Bond 2.25% 5/05/21	**	1,125
	AMXCA 2017-3 A 1.77% 11/22	Mortgage Back Security 2017-3 A 1.7% 11/22	**	1,744
	AMXCA 2017-6 A 2.04% 05/23	Mortgage Back Security 2017-6 A 2.04% 05/23	**	1,431
	AMXCA 2017-1 A 1.93% 09/22	Mortgage Back Security 2017-1 A 1.93% 09/22	**	2,460
	AMERICAN GENERAL LIFE	Synthetic GIC - 2.0490% (fair value to contract value)	**	23
	AMERICAN HONDA 1.7% 02/22/19	Corporate Bond 1.7% 02/22/19	**	726
	AMERICAN HONDA 1.2% 07/12/19	Corporate Bond 1.2% 07/12/19	**	283
	AMERICAN HONDA FIN 1.7% 9/9/21	Corporate Bond 1.7% 9/9/21	**	1,255
	AMERICAN INTL GROUP 2.3% 7/19	Corporate Bond 2.3% 7/19	**	394
	AMERICAN INTL GRP 3.3% 3/01/21	Corporate Bond 3.3% 3/01/21	**	384
	AMGEN INC 2.125% 05/01/2020	Corporate Bond 2.125% 05/01/2020	**	774
	AMPHENOL CORP 3.125% 09/15/21	Corporate Bond 3.125% 09/15/21	**	258
	AMPHENOL CORP NEW 3.2% 4/1/24	Corporate Bond 3.2% 04/01/24	**	303
	AB INBEV FIN 2.15% 2/1/19	Corporate Bond 2.15% 2/1/19	**	838
	ANHUESER-BUSCH IN 1.9% 2/01/19	Corporate Bond 1.9% 2/01/19	**	1,760
	ANHUESER-BUSCH 2.65% 2/01/21	Corporate Bond 2.65% 2/01/21	**	1,522
	ANHUESER-BUSCH IN 3.3% 2/01/23	Corporate Bond 3.3% 2/01/23	**	1,674
	ANTHEM INC 2.95% 12/01/22	Corporate Bond 2.95% 12/01/22	**	1,148
	ASIAN DEV BK YANK5.593 7/16/18	Corporate Bond 5.593% 7/16/18	**	78
	AUST & NZ BKG NY 2.25% 6/13/19	Corporate Bond 2.25% 6/13/19	**	1,253
	AUS & NZ BKG 2.125% 8/19/20	Corporate Bond 2.125% 8/19/20	**	1,106
	AVALONBAY COMM 3.625% 10/1/20	Corporate Bond 3.625% 10/1/20	**	420
	BACCT 2017-A1 A1 1.95% 08/22	Mortgage Back Security 2017-A1 A1 1.95% 08/22	**	2,166
	BACCT 2017-A2 A2 1.84% 01/23	Mortgage Back Security 2017-A2 A2 1.84% 01/23	**	1,941
	BAE SYSTEMS 2.85% 12/15/20	Corporate Bond 2.85% 12/15/20	**	1,428
	BAT INTL FIN 2.75% 6/20 144A	Corporate Bond 2.75% 6/20 144A	**	1,469
	BAT INTL FIN 3.5% 6/22 144A	Corporate Bond 3.5% 6/22 144A	**	1,127
	BMW US 2.7% 04/06/22 144A	Corporate Bond 2.7% 04/06/22 144A	**	1,838
	BPCM 1.375% 5/10/18	Corporate Bond 1.375% 5/10/18	**	770
	BP CAPITAL MKT PLC 2.315% 02/20	Corporate Bond 2.315% 02/20	**	910
	BP CAPITAL MKTS 1.676% 5/3/19	Corporate Bond 1.676% 5/3/19	**	359
	BNP PARIBA 2.45% 03/17/19	Corporate Bond 2.45% 03/17/19	**	870
	BPCE SA 2.5% 7/15/19	Corporate Bond 2.5% 7/15/19	**	832
	BMWOT 2016-A A3 1.16% 07/20	Mortgage Back Security 2016-A A3 1.16% 07/20	**	936
	BMWLT 2017-2 A3 2.07% 10/20	Mortgage Back Security 2017-2 A3 2.07% 10/20	**	847
	BANK AMER 5.65% 5/01/18	Corporate Bond 5.65% 5/01/18	**	751

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BANK AMER FDG CRP 2.6% 1/15/19	Corporate Bond 2.6% 1/15/19	**	451
	BANK AMERICA CORP 2.65% 4/1/19	Corporate Bond 2.65% 4/1/19	**	1,945
	BANK OF AMER 2.625% 10/19/20	Corporate Bond 2.625% 10/19/20	**	1,308
	BANK OF AMERICA 2.625% 4/19/21	Corporate Bond 2.625% 4/19/21	**	359
	BOA 3.004% /VAR 12/20/23 144A	Corporate Bond 3.004%/VAR 12/20/23 144A	**	2,652
	BACM 2016-UB10 A2 2.723% 06/49	Mortgage Back Security 2.723% 06/49	**	952
	BANK NOVA SCOTIA 2.8% 07/21/21	Corporate Bond 2.8% 07/21/21	**	838
	BNK OF NOVA SCOTIA 2.7% 3/7/22	Corporate Bond 2.7% 3/7/22	**	1,815
	BANK T-M UFJ 2.35% 9/8/19 144A	Corporate Bond 2.35% 9/8/19 144A	**	766
	BANK TOKYO-MSB 2.3% 03/20 144A	Corporate Bond 2.3% 03/20 144A	**	723
	BARCLAYS PLC 2.75% 11/8/19	Corporate Bond 2.75% 11/8/19	**	1,844
	BARCLAYS PLC 2.875% 06/20	Corporate Bond 2.875% 06/20	**	804
	BARCLAYS PLC 3.25% 01/12/21	Corporate Bond 3.25% 01/12/21	**	814
	BAXALTA INC 2.875% 06/23/20	Corporate Bond 2.875% 06/23/20	**	307
	BECTON DICKINSO 2.675% 12/19	Corporate Bond 2.675% 12/19	**	206
	BERKSHIRE HATH 2.2% 3/15/21	Corporate Bond 2.2% 3/15/21	**	738
	BERKSHIRE HATH 2.75% 3/15/23	Corporate Bond 2.75% 3/15/23	**	720
	BOSTON PT LTD MTN 5.875% 10/19	Corporate Bond 5.875% 10/19	**	453
	BRITISH TELECOM PLC 2.35% 2/19	Corporate Bond 2.35% 2/19	**	1,101
	COMM 14-UBS6 ASB 3.387% 12/47	Mortgage Back Security 3.387% 12/47	**	416
	COMM 2015-CR22 A2 2.856% 03/48	Mortgage Back Security 2.856% 03/48	**	492
	COMM 15-CR23 ASB 3.257% 05/48	Mortgage Back Security 3.257% 05/48	**	566
	COMM 15-CR26 ASB 3.373% 10/48	Mortgage Back Security 3.373% 10/48	**	474
	CSMC 16-NXSR A1 1.9708% 12/49	Mortgage Back Security 1.9708% 12/49	**	401
	CSAIL 2017-CX9 A2 2.884% 09/50	Mortgage Back Security 2.884% 09/50	**	1,332
	COMM 2012-LC4 A4 3.288% 12/44	Mortgage Back Security 3.288% 12/44	**	1,967
	COMM 2010-C1 A3 4.205 7/46	Mortgage Back Security 4.205% 7/46	**	2,503
	COMM 2012-CR3 ASB 2.372% 11/45	Mortgage Back Security 2.372% 11/45	**	1,007
	COMM 2012-CR3 A3 2.822% 10/45	Mortgage Back Security 2.822% 10/45	**	896
	COMM 2013-CR6 A4 3.101% 03/46	Mortgage Back Security 3.101% 03/46	**	1,032
	COMM 2013-CR7 A4 3.213% 03/46	Mortgage Back Security 3.213% 03/46	**	1,435
	COMM 2013-CR8 A5 3.612% 06/46	Mortgage Back Security 3.612% 06/46	**	645
	COMM 2014-CR17 A2 3.012% 05/47	Mortgage Back Security 3.012% 05/47	**	1,205
	COMM 2014-CR18 A2 2.924% 07/47	Mortgage Back Security 2.924% 07/47	**	927
	CSAIL 2015-C2 ASB 3.2241% 06/57	Mortgage Back Security 3.2241% 06/57	**	480
	CSAIL 2016-C7 A1 1.5786% 11/49	Mortgage Back Security 1.5786% 11/49	**	593
	CVS HEALTH CORP 2.8% 07/20/20	Corporate Bond 2.8% 07/20/20	**	682
	CANADIAN IMP BANK 2.55% 6/22	Corporate Bond 2.55% 6/22	**	1,298
	CAN NATURAL RES 3.45% 11/15/21	Corporate Bond 3.45% 11/15/21	**	1,157
	CPART 17-1A A3 2.05% 03/21	Mortgage Back Security 2.05% 03/21	**	1,000
	CAPITAL ONE FIN 2.45% 04/24/19	Corporate Bond 2.45% 04/24/19	**	695
	COMET 2015-A2 A2 2.08% 03/23	Mortgage Back Security 2015-A2 A2 2.08% 03/23	**	2,293
	COMET 2015-A8 A8 2.05% 08/23	Mortgage Back Security 2015/A8 A8 2.05% 08/23	**	1,194
	COMET 2016-A3 A3 1.34% 04/22	Mortgage Back Security 2016-A3 A3 1.34% 04/22	**	2,699
	COMET 2016-A4 A4 1.33% 6/15/22	Mortgage Back Security 2016-A4 A4 1.33% 6/15/22	**	1,386
	COMET 2017-A3 A3	Mortgage Back Security 2017-A3 A3 2% 1/23	**	1,758
	COMET 2017-A4 A4 1.99% 07/23	Mortgage Back Security 2017-A4 A4 1.99% 07/23	**	1,715
	CAPITAL ONE BK 2.25% 2/13/19	Corporate Bond 2.25% 2/13/19	**	1,634
	CARMX 16-4 A3 1.4% 08/21	Mortgage Back Security 1.4% 08/21	**	1,499
	CARMX 2014-4 A3 1.25% 11/19	Mortgage Back Security 1.25% 11/19	**	146

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CARMX 2015-3 A3 1.63% 06/20	Mortgage Back Security 1.63% 06/20	**	477
	CARMX 2015-1 A3 1.38% 11/19	Mortgage Back Security 1.38% 11/19	**	225
	CARMX 2016-2 A3 1.52% 02/21	Mortgage Back Security 1.52% 02/21	**	743
	CARMX 2017-4 A3 2.15% 10/22	Mortgage Back Security 2.15% 10/22	**	715
	CARMX 2017-3 A3 1.97% 04/22	Mortgage Back Security 1.97% 04/22	**	679
	CATERPILLAR FINL 2.1% 01/10/20	Corporate Bond 2.1% 01/10/20	**	1,247
	CENTERPOINT ENE 2.50% 09/01/22	Corporate Bond 2.50% 09/01/22	**	381
	CHAIT 2015-A2 A2 1.59% 02/20	Mortgage Back Security 2015-A2 A2 1.59% 02/20	**	5
	CHAIT 2015-A4 A4 1.84% 04/22	Mortgage Back Security 2015-A4 A4 1.84% 04/22	**	1,798
	CHAIT 2016-A2 A 1.37% 06/15/21	Mortgage Back Security 2016-A2 A 1.37% 06/15/21	**	1,829
	CHAIT 2016-A5 A5 1.27% 07/21	Mortgage Back Security 2016-A5 A5 1.27% 07/21	**	2,792
	CHEVRON PHIL 2.45% 5/1/20 144A	Corporate Bond 2.45% 5/1/20 144A	**	677
	CHEVRON CORP 2.193% 11/15/19	Corporate Bond 2.193% 11/15/19	**	65
	CHEVRON CORP NEW 1.961% 03/20	Corporate Bond 1.961% 03/20	**	1,338
	CISCO SYSTEMS 2.45% 6/15/20	Corporate Bond 2.45% 6/15/20	**	735
	CGCMT 2016-P6 A1 1.884% 12/49	Mortgage Back Security 2016-P6 A1 1.884% 12/49	**	206
	CITIGROUP INC 2.55% 04/08/19	Corporate Bond 2.55% 04/08/19	**	4,259
	CITIGROUP INC 2.5% 7/29/19	Corporate Bond 2.5% 7/29/19	**	1,834
	CITIGROUP INC 2.75% 4/25/2022	Corporate Bond 2.75% 4/25/2022	**	1,320
	CITIGROUP 2.7% 10/27/2022	Corporate Bond 2.7% 10/27/2022	**	199
	CCCIT 2014-A6 A6 2.15% 07/21	Mortgage Back Security 2014-A6 A6 2.15% 07/21	**	4,225
	CCCIT 2016-A1 A1 0% 11/21	Mortgage Back Security 2016-A1 A1 0% 11/21	**	2,263
	CCCIT 2017-A3 A3 1.92% 04/22	Mortgage Back Security 2017-A3 A3 1.92% 04/22	**	1,961
	CCCIT 2017-A8 A8 1.86% 8/8/22	Mortgage Back Security 2017-A8 A8 1.86% 8/8/22	**	1,737
	CCCIT 2017-A9 A9 1.8% 09/21	Mortgage Back Security 2017-A9 A9 1.8% 09/21	**	1,720
	CGCMT 2012-GC8 A4 3.024% 9/45	Mortgage Back Security 2012-GC8 A4 3.024% 9/45	**	889
	CGCMT 13-GC11 A4 3.093% 04/46	Mortgage Back Security 13-GC11 A4 3.093% 04/46	**	235
	CGCMT 2017-P7 A2 3.199% 04/50	Mortgage Back Security 2017-P7 A2 3.199% 04/50	**	817
	CITIZENS BK MTN 2.45% 12/04/19	Corporate Bond 2.45% 12/04/19	**	1,179
	CITIZENS BANK NA 2.5% 03/14/19	Corporate Bond 2.5% 03/14/19	**	438
	CITIZENS BANK NA 2.55% 5/13/21	Corporate Bond 2.55% 5/13/21	**	1,179
	CITIZENS BANK NA 2.65% 5/26/22	Corporate Bond 2.65% 5/26/22	**	854
	CITIZENS BK MTN 2.25% 10/30/20	Corporate Bond 2.25% 10/30/20	**	867
	CITIZENS FINCL 2.375% 7/28/21	Corporate Bond 2.375% 7/28/21	**	127
	COMCAST CORP 1.625% 01/15/22	Corporate Bond 1.625% 01/15/22	**	2,216
	COMERICA INC 2.125% 05/23/19	Corporate Bond 2.125% 05/23/19	**	496
	COMMONWEALTH NY 2.25% 03/13/19	Corporate Bond 2.25% 03/13/19	**	1,709
	COMMONWEALTH BK NY 2.3% 9/6/19	Corporate Bond 2.3% 9/6/19	**	1,160
	COMMWLTH BK ASTL NYB 2.3% 3/20	Corporate Bond 2.3% 3/20	**	715
	COMPASS BANK 2.875% 6/29/22	Corporate Bond 2.875% 06/29/22	**	940
	CONOCOPHILLIP CO 2.2% 05/15/20	Corporate Bond 2.2% 05/15/20	**	468
	CONSOLIDATED EDISON 2% 3/15/20	Corporate Bond 2% 3/15/20	**	468
	RABOBANK NY BRH 1.375% 8/9/19	Corporate Bond 1.375% 8/9/19	**	446
	CREDIT SUISSE 3.125% 12/20	Corporate Bond 3.125% 12/20	**	254
	CREDIT SUISSE GG 3.45% 4/16/21	Corporate Bond 3.45% 4/16/21	**	1,123
	CREDIT SUISSE NY 2.3% 5/19	Corporate Bond 2.3% 5/19	**	1,645
	CREDIT SUISSE NY 3% 10/29/21	Corporate Bond 3% 10/29/21	**	772
	DBUBS 2011-LC2A A4 4.537% 7/44	Mortgage Back Security 2011-LC2A A4 4.537% 7/44	**	1,351
	DAIMLER FIN NA 2.25% 9/19 144A	Corporate Bond 2.25% 9/19 144A	**	1,687
	DAIMLER FIN 2.25% 3/20 144A	Corporate Bond 2.25% 3/20 144A	**	1,628

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	DAIMLER FIN 2.85% 1/6/22 144A	Corporate Bond 2.85% 1/6/22 144A	**	1,060
	DAIMLER FIN 2.3% 2/12/21 144A	Corporate Bond 2.3% 2/12/21 144A	**	1,691
	DANAHER CORP 2.4% 09/15/20	Corporate Bond 2.4% 09/15/20	**	258
	DEUTSCHE BANK AG 2.5% 2/13/19	Corporate Bond 2.5% 2/13/19	**	2,523
	DIAMOND 1 FI 3.48% 6/1/19 144A	Corporate Bond 3.48% 6/1/19 144A	**	1,533
	DIGITAL REALTY 3.95% 07/01/22	Corporate Bond 3.95% 07/01/22	**	523
	DIGITAL REALTY 2.75% 2/1/23	Corporate Bond 2.75% 2/1/23	**	637
	DIGNITY HEALTH 2.637% 11/1/19	Corporate Bond 2.637% 11/1/19	**	201
	DISCOVER BK 2% 02/21/18	Corporate Bond 2% 02/21/18	**	2,015
	DISCOVER BKNT NEW 3.2% 8/9/21	Corporate Bond 3.2% 8/9/21	**	257
	DISCOVER BANK 3.1% 06/20	Corporate Bond 3.1% 06/20	**	794
	DISCOVER BANK 2.6% 11/13/18	Corporate Bond 2.6% 11/13/18	**	735
	DCENT 2012-A6 A6 1.67% 01/22	Mortgage Back Security 2012-A6 A6 1.67% 01/22	**	3,173
	DCENT 2014-A4 A4 2.12% 12/21	Mortgage Back Security 2014-A4 A4 2.12% 12/21	**	1,596
	DCENT 2015-A2 A 1.90% 10/22	Mortgage Back Security 2015-A2 A 1.90% 10/22	**	1,257
	DCENT 2016-A3 A3 1.85% 10/23	Mortgage Back Security 2016-A3 A3 1.85% 10/23	**	1,203
	DCENT 2016-A4 A4 1.39% 3/22	Mortgage Back Security 2016-A4 A4 1.39% 3/22	**	1,759
	DCENT 2017-A6 A6 1.88% 2/15/23	Mortgage Back Security 2017-A6 A6 1.88% 2/15/23	**	1,285
	DOMINION GAS HLDGS 2.5% 12/19	Corporate Bond 2.5% 12/19	**	261
	DOMINION RESOURCE 2% 8/15/21	Corporate Bond 2% 8/15/21	**	249
	DUKE ENERGY 1.8% 9/1/21	Corporate Bond 1.8% 9/1/21	**	392
	DUKE ENERGY FL 1.196% 3/1/20	Mortgage Back Security 1.196% 3/1/20	**	219
	ERP OPERATING LP 2.375% 7/19	Corporate Bond 2.375% 7/19	**	552
	ERP OPERATING LP 3.375% 6/1/25	Corporate Bond 3.375% 6/1/25	**	757
	EDISON INTRNL 2.95% 03/15/23	Corporate Bond 2.95% 03/15/23	**	278
	EMERA US FI 2.15% 6/15/19	Corporate Bond 2.15% 6/15/19	**	190
	ENTERPRISE PRD 2.55% 10/15/19	Corporate Bond 2.55% 10/15/19	**	158
	ENTERPRISE PROD 2.85% 4/15/21	Corporate Bond 2.85% 4/15/21	**	587
	CGCMT 2016-P4 A2 2.446% 07/49	Mortgage Back Security 2.446% 07/49	**	330
	EVERSOURCE ENERGY 2.5% 3/15/21	Corporate Bond 2.5% 3/15/21	**	337
	EVERSOURCE ENERGY 2.8% 3/15/22	Corporate Bond 2.8% 3/15/22	**	1,212
	EXELON CORP 2.85% 6/15/20	Corporate Bond 2.85% 6/15/20	**	1,753
	EXELON CORP VAR 06/01/2022	Corporate Bond VAR 06/01/2022	**	792
	EXXON MOBIL CORP 2.726% 3/1/23	Corporate Bond 2.726% 3/1/23	**	1,129
	FHLG 15YR 4.50% 8/18 #E98688	Government Bond 4.50% 8/18 #E98688	**	14
	FHLG 15YR 4.50% 9/18 #E99205	Government Bond 4.50% 9/18 #E99205	**	7
	FHLG 15YR 4.50% 10/18 #E99833	Government Bond 4.50% 10/18 #E99833	**	8
	FHLM ARM 3.53% 4/40 #1B4657	Government Bond 3.53% 4/40 #1B4657	**	53
	FHLM ARM 3.58% 4/40 #1B4702	Government Bond 3.58% 4/40 #1B4702	**	58
	FHLG 15YR 5.00% 4/20 #G13598	Government Bond 5.00% 4/20 #G13598	**	30
	FHLG 15YR 3.5% 08/30#G15273	Government Bond 3.5% 08/30#G15273	**	1,140
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 5.50% 7/35 #G05815	**	83
	FHLM ARM 4.941% 11/35 #1J1228	Government Bond 4.941% 11/35 #1J1228	**	39
	FHLG 20YR 3.5% 06/32#C91456	Government Bond 3.5% 06/32#C91456	**	1,590
	FHLM ARM 3.717% 05/41#1B8124	Government Bond 3.717% 05/41#1B8124	**	52
	FHLM ARM 3.224% 4/41#1B8179	Government Bond 3.224% 4/41#1B8179	**	36
	FHLM ARM 3.464% 5/1/41#1B8304	Government Bond 3.464% 5/1/41#1B8304	**	37
	FHLM ARM 3.627% 6/1/41#1B8372	Government Bond 3.627% 6/1/41#1B8372	**	47
	FHLM ARM 3.283 6/1/41	Government Bond 3.283 6/1/41	**	38
	FHLM ARM 2.98% 8/41 #1B8533	Government Bond 2.98% 8/41 #1B8533	**	76

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FHLM ARM 3.07% 9/41 #1B8608	Government Bond 3.07% 9/41 #1B8608	**	44
	FHLM ARM 3.242% 9/1/41#1B8659	Government Bond 3.242% 9/1/41#1B8659	**	36
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/34 #G01665	**	121
	FHLG 15YR 4.00% 9/25 #E02787	Government Bond 4.00% 9/25 #E02787	**	224
	FHLG 15YR 4.00% 4/26 #E02867	Government Bond 4.00% 4/26 #E02867	**	121
	FHLG 15YR 4.50% 11/18 #B10931	Government Bond 4.50% 11/18 #B10931	**	6
	FHLB 0.875% 08/05/19	Government Bond 0.875% 08/05/19	**	1,160
	FHLM ARM 4.199% 8/36 #848185	Government Bond 4.199% 8/36 #848185	**	79
	FHLM AR 12M+187.9 10/42#849255	Government Bond 12M+187.9 10/42#849255	**	181
	FHLG 15YR 3% 05/29#J29409	Government Bond 3% 05/29#J29409	**	2,537
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/34 #Z40042	**	922
	FNMA 1.5% 11/30/20	Government Bond 1.5% 11/30/20	**	6,017
	FNMA 1% 02/26/19	Government Bond 1% 02/26/19	**	6,376
	FNMA 0.875% 08/02/19	Government Bond 0.875% 08/02/19	**	4,402
	FNMA 1.25% 08/17/21	Government Bond 1.25% 08/17/21	**	1,144
	FNMA 1% 10/24/19	Government Bond 1% 10/24/19	**	8,581
	FNR 2013-16 GP 3% 03/33	Mortgage Back Security 2013-16 GP 3% 03/33	**	816
	FNR 2014-83 P 3% 06/43	Mortgage Back Security 2014-83 P 3% 06/43	**	1,245
	FNR 2015-32 PA 3% 4/44	Mortgage Back Security 2015-32 PA 3% 4/44	**	1,004
	FNR 2015-28 P 2.5% 5/45	Mortgage Back Security 2015-28 P 2.5% 5/45	**	2,562
	FNR 2015-28 JE 3% 05/45	Mortgage Back Security 2015-28 JE 3% 05/45	**	1,804
	FNR 2015-42 LE 3% 06/45	Mortgage Back Security 2015-42 LE 3% 06/45	**	1,657
	FNR 2015-49 LE 3% 07/45	Mortgage Back Security 2015-49 LE 3% 07/45	**	1,162
	FNR 2015-54 GA 2.5% 07/45	Mortgage Back Security 2015-54 GA 2.5% 07/45	**	1,415
	FNR 2016-19 AH 3% 04/46	Mortgage Back Security 2016-19 AH 3% 04/46	**	1,221
	FNR 2016-26 CG 3% 05/46	Mortgage Back Security 2016-26 CG 3% 05/46	**	3,104
	FNR 2016-27 HK 3% 01/41	Mortgage Back Security 2016-27 HK 3% 01/41	**	1,600
	FNR 2016-27 KG 3% 01/40	Mortgage Back Security 2016-27 KG 3% 01/40	**	806
	FNR 2016-37 BK 3% 06/46	Mortgage Back Security 2016-37 BK 3% 06/46	**	3,307
	FNR 2016-34 GH 3% 06/46	Mortgage Back Security 2016-34 GH 3% 06/46	**	3,152
	FNR 2016-105 PA 3.5% 4/45	Mortgage Back Security 2016-105 PA 3.5% 4/45	**	1,984
	FNR 2016-100 P 3.5% 11/44	Mortgage Back Security 2016-100 P 3.5% 11/44	**	3,064
	FNR 2017-11 HA 3.5% 12/45	Mortgage Back Security 2017-11 HA 3.5% 12/45	**	3,111
	FNR 2017-20 AP 3.5% 03/45	Mortgage Back Security 2017-20 AP 3.5% 03/45	**	3,410
	FNR 2017-74 PA 3.5% 11/45	Mortgage Back Security 2017-74 PA 3.5% 11/45	**	2,843
	FNR 2017-97 P 3% 01/47	Mortgage Back Security 2017-97 P 3% 01/47	**	2,052
	FHR 4046 LA 3% 11/2026	Mortgage Back Security 4046 LA 3% 11/2026	**	568
	FHR 2015-4472 WL 3% 05/45	Mortgage Back Security 2015-4472 WL 3% 05/45	**	1,028
	FHR 4656 PA 3.5% 10/45	Mortgage Back Security 4656 PA 3.5% 10/45	**	2,063
	FHR 4683 EA 2.5% 05/47	Mortgage Back Security 4683 EA 2.5% 05/47	**	2,808
	FHR SER 4221 CLS GA 1.4% 7/23	Mortgage Back Security SER 4221 CLS GA 1.4% 7/23	**	796
	FHLMC 1.125% 08/12/21	Government Bond 1.125% 08/12/21	**	1,425
*	Fidelity Short Term Cash Fund	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	7,891
	FNMA 5.50% 11/34 #310105	Government Bond 5.50% 11/34 #310105	**	672
	FNMA ARM 3.228% 7/41#AI3469	Government Bond ARM 3.228% 7/41#AI3469	**	49
	FNMA ARM 3.01% 8/41 #AI4358	Government Bond ARM 3.01% 8/41 #AI4358	**	15
	FNMA ARM 3.545% 07/41#AI6050	Government Bond ARM 3.545% 07/41#AI6050	**	63
	FNMA ARM 3.365% 10/41#AI6819	Government Bond ARM 3.365% 10/41#AI6819	**	31
	FNMA 15YR 3.5% 07/26#AI7819	Government Bond 15YR 3.5% 07/26#AI7819	**	85
	FNMA ARM 3.37% 9/41 #AI8935	Government Bond ARM 3.37% 9/41 #AI8935	**	56

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA ARM 09/41#AI9813	Government Bond ARM 09/41#AI9813	**	39
	FNMA ARM 10/41#AJ3399	Government Bond ARM 10/41#AJ3399	**	19
	FNMA ARM 2.74% 8/41 #AH5259	Government Bond ARM 2.74% 8/41 #AH5259	**	80
	FNMA 15YR 3.50% 1/26 #AL1168	Government Bond 15YR 3.50% 1/26 #AL1168	**	192
	FNMA 15YR 3.50% 3/27 #AL1746	Government Bond 15YR 3.50% 3/27 #AL1746	**	843
	FNMA 20YR 2.5% 01/33 #AL2974	Government Bond 20YR 2.5% 01/33 #AL2974	**	527
	FNMA 20YR 2.5% 01/33 #AL2975	Government Bond 20YR 2.5% 01/33 #AL2975	**	600
	FNMA 20YR 2.5% 01/33 #AL2976	Government Bond 20YR 2.5% 01/33 #AL2976	**	353
	FNMA 20YR 2.5% 01/33 #AL2982	Government Bond 20YR 2.5% 01/33 #AL2982	**	426
	FNMA 15YR 3.5% 10/29#AL5851	Government Bond 15YR 3.5% 10/29#AL5851	**	355
	FNMA 15YR 3.5% 09/29#AL5878	Government Bond 15YR 3.5% 09/29#AL5878	**	881
	FNMA 15YR 4.5% 11/25#AL8242	Government Bond 15YR 4.5% 11/25#AL8242	**	730
	FNMA 15YR 3% 09/31#AL8853	Government Bond 15YR 3% 09/31#AL8853	**	4,004
	FNMA ARM 06/42#AO2244	Government Bond ARM 06/42#AO2244	**	69
	FNMA 15YR 3.5% 01/27 #AX1909	Government Bond 15YR 3.5% 01/27 #AX1909	**	387
	FNMA 6.50% 7/32 #545759	Government Bond 6.50% 7/32 #545759	**	38
	FNMA 6.50% 7/32 #545762	Government Bond 6.50% 7/32 #545762	**	9
	FHR 3415 PC 5% 12/37	Mortgage Back Security 3415 PC 5% 12/37	**	84
	FNR 2011-26 PA 4.5% 04/41	Mortgage Back Security 2011-26 PA 4.5% 04/41	**	975
	FNMA ARM 4.68% 11/34 #735011	Government Bond 4.68% 11/34 #735011	**	47
	FNMA 6.50% 12/32 #735415	Government Bond 6.50% 12/32 #735415	**	14
	FNMA 6.50% 7/35 #745092	Government Bond 6.50% 7/35 #745092	**	16
	FNMA ARM 4.53% 12/34 #802852	Government Bond 4.53% 12/34 #802852	**	42
	FNMA ARM 4.198% 11/34 #841068	Government Bond 4.198% 11/34 #841068	**	302
	FNMA 6.50% 8/36 #888034	Government Bond 6.50% 8/36 #888034	**	25
	FNMA 6.50% 8/36 #888544	Government Bond 6.50% 8/36 #888544	**	113
	FNMA ARM 4.21% 5/35 #889946	Government Bond 4.21% 5/35 #889946	**	81
	FNMA ARM 4.30% 2/35 #995017	Government Bond 4.30% 2/35 #995017	**	93
	FNMA ARM 7/35 #995414	Government Bond 7/35 #995414	**	95
	FNMA ARM 4.55% 10/35 #995415	Government Bond 4.55% 10/35 #995415	**	235
	FNMA ARM 11/36 #995606	Government Bond 11/36 #995606	**	80
	FNMA ARM 2.61% 4/35 #995609	Government Bond 2.61% 4/35 #995609	**	35
	FNMA ARM 3.20% 1/40 #AC0599	Government Bond 3.20% 1/40 #AC0599	**	88
	FNMA 10YR 2% 08/23#MA1535	Government Bond 10YR 2% 08/23#MA1535	**	1,150
	FNMA ARM 12/33#AD0066	Government Bond 12/33#AD0066	**	141
	FNMA 6.50% 12/35 #AD0723	Government Bond 6.50% 12/35 #AD0723	**	140
	FNMA ARM 3.47% 3/40 #AD0820	Government Bond 3.47% 3/40 #AD0820	**	65
	FNMA ARM 3.60% 3/40 #AD1555	Government Bond 3.60% 3/40 #AD1555	**	73
	FNMA 6.50% 8/36 #AE0746	Government Bond 6.50% 8/36 #AE0746	**	94
	FNMA ARM 11/40#AE6806	Government Bond 11/40#AE6806	**	17
	FIFTH THIRD BAN 2.375% 4/25/19	Corporate Bond 2.375% 4/25/19	**	856
	FIFTH THIRD BAN 2.875% 10/1/21	Corporate Bond 2.875% 10/1/21	**	773
	FIFTH THIRD BK 2.3% 3/19	Corporate Bond 2.3% 3/19	**	715
	FIFTH THIRD BNK 1.625% 9/27/19	Corporate Bond 1.625% 9/27/19	**	1,757
	FITAT 2017-1 A3 1.8% 02/22	Mortgage Back Security 2017-1 A3 1.8% 02/22	**	1,051
	FORDF 2016-1 A1 1.76% 02/21	Mortgage Back Security 2016-1 A1 1.76% 02/21	**	708
	FORDF 2016-3 A1 1.55% 07/21	Mortgage Back Security 2016-3 A1 1.55% 07/21	**	2,934
	FORDF 2017-1 A1 2.07% 05/15/22	Mortgage Back Security 2017-1 A1 2.07% 05/15/22	**	1,030
	FORDF 2017-2 A1 2.37% 09/22	Mortgage Back Security 2017-2 A1 2.37% 09/22	**	1,720

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FORDR 2014-2 A 2.31% 04/26	Mortgage Back Security 2014-2 A 2.31% 04/26	**	968
	FORDO 2015-A A3 1.28% 09/19	Mortgage Back Security 2015-A A3 1.28% 09/19	**	90
	FORDR 2015-1 A 2.12% 07/26	Mortgage Back Security 2015-1 A 2.12% 07/26	**	2,255
	FORD CRD 16-1 A 2.31% 08/27	Mortgage Back Security 16-1 A 2.31% 08/27	**	2,081
	FORDO 2015-B A3 1.16% 11/19	Mortgage Back Security 2015-B A3 1.16% 11/19	**	208
	FORDO 2015-C A3 1.41% 02/20	Mortgage Back Security 2015-C A3 1.41% 02/20	**	578
	FORDO 2016-C A3 1.22% 03/21	Mortgage Back Security 2016-C A3 1.22% 03/21	**	1,764
	FORDO 2017-A A3 1.67% 6/21	Mortgage Back Security 2017-A A3 1.67% 6/21	**	1,589
	FORDO 2017-1 A 2.62% 8/28	Mortgage Back Security 2017-1 A 2.62% 8/28	**	905
	FORDO 2016-A A3 2.01% 07/20	Mortgage Back Security 2016-A A3 2.01% 07/20	**	1,196
	FORDO 16-B A3 1.33% 10/20	Mortgage Back Security 16-B A3 1.33% 10/20	**	1,051
	FORD MTR CR 2.875% 10/01/18	Corporate Bond 2.875% 10/01/18	**	1,783
	FORD MTR CR CO 2.681% 01/09/20	Corporate Bond 2.681% 01/09/20	**	914
	FORD MTR CR LLC 3.339% 3/28/22	Corporate Bond 3.339% 3/28/22	**	767
	FORTIVE CORP 1.8% 06/15/19	Corporate Bond 1.8% 06/15/19	**	312
	FORTIVE CORP 2.35% 06/15/21	Corporate Bond 2.35% 06/15/21	**	531
	GFORT 2015-1 A1 1.65% 05/20	Mortgage Back Security 2015-1 A1 1.65% 05/20	**	1,410
	GFORT 16-1 A1 1.86% 05/21	Mortgage Back Security 16-1 A1 1.86% 05/21	**	1,118
	GFORT 17-1 A1 2.22% 1/22 144A	Mortgage Back Security 17-1 A1 2.22% 1/22 144A	**	1,352
	GSMS 2012-GC6 A3 3.482% 01/45	Mortgage Back Security 2012-GC6 A3 3.482% 01/45	**	928
	GSMS 2013-GC10 A4 2.681% 02/46	Mortgage Back Security 2013-GC10 A4 2.681% 02/46	**	368
	GSMS 2013-GC10 A5 2.943% 02/46	Mortgage Back Security 2013-GC10 A5 2.943% 02/46	**	1,800
	GSMS 2012-GCJ7 A4 3.377% 05/45	Mortgage Back Security 2012-GCJ7 A4 3.377% 05/45	**	1,141
	GSMS 2012-GCJ9 A3 2.773% 11/45	Mortgage Back Security 2012-GCJ9 A3 2.773% 11/45	**	1,418
	GSMS 2015-GC32 A2 3.062% 7/48	Mortgage Back Security 2015-GC32 A2 3.062% 7/48	**	1,136
	GSMS 15-GC32 AAB 3.513% 7/48	Mortgage Back Security 15-GC32 AAB 3.513% 7/48	**	604
	GSMS 2015-GC28 AAB 3.206% 2/48	Mortgage Back Security 2015-GC28 AAB 3.206% 2/48	**	628
	GSMS 2016-GS4 A1 1.532% 11/49	Mortgage Back Security 2016-GS4 A1 1.532% 11/49	**	193
	GSMS 14-GC18 AAB 3.648% 01/47	Mortgage Back Security 14-GC18 AAB 3.648% 01/47	**	257
	GSMS 14-GC20 AAB 3.655% 04/47	Mortgage Back Security 14-GC20 AAB 3.655% 04/47	**	295
	GENERAL ELEC CO 3.375% 3/11/24	Corporate Bond 3.375% 3/11/24	**	1,553
	GENERAL MTRS FIN 2.65% 4/13/20	Corporate Bond 2.65% 4/13/20	**	1,247
	GSINC 5.25% 7/27/21	Corporate Bond 5.25% 7/27/21	**	725
	GOLDMAN SACHS GRP 2.75 9/15/20	Corporate Bond 2.75 9/15/20	**	1,242
	GOLDMAN SACHS 2.625% 04/25/21	Corporate Bond 2.625% 04/25/21	**	1,309
	GOLDMAN SACHS GRP 2.625% 1/19	Corporate Bond 2.625% 1/19	**	3,020
	HSBC HOLDINGS 2.95% 5/25/21	Corporate Bond 2.95% 5/25/21	**	1,515
	HSBC USA INC 2.25% 06/23/19	Corporate Bond 2.25% 06/23/19	**	830
	HEALTH CARE REI 4% 06/01/25	Corporate Bond 4% 06/01/25	**	1,130
	HEWLETT PACKAR STEP 10/05/18	Corporate Bond 10/05/18	**	1,791
	HAROT 2015-2 A3 1.04% 02/19	Mortgage Back Security 2015-2 A3 1.04% 02/19	**	154
	HAROT 2015-3 A3 1.27% 04/19	Mortgage Back Security 2015-3 A3 1.27% 04/19	**	158
	HAROT 2016-2 A3 1.39% 4/20	Mortgage Back Security 2016-2 A3 1.39% 4/20	**	606
	HAROT 2016-4 A3 1.21% 12/20	Mortgage Back Security 2016-4 A3 1.21% 12/20	**	1,766
	HAROT 2017-1 A3 1.72% 07/21	Mortgage Back Security 2017-1 A3 1.72% 07/21	**	1,552
	HUNT AUTO 16-1 A3 1.57% 11/20	Mortgage Back Security 1.57% 11/20	**	906
	HUNTINGTN BCSHRS 2.3% 1/14/22	Corporate Bond 2.3% 1/14/22	**	1,074
	HUNTINGTON NATL BK 2.2% 4/1/19	Corporate Bond 2.2% 4/1/19	**	854
	HART 2015-B A3 1.12% 11/19	Mortgage Back Security 1.12% 11/19	**	508
	HYUNDAI AMR 1.75% 9/27/19 144A	Corporate Bond 1.75% 9/27/19 144A	**	1,734

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	HART 2016-B A3 1.29% 4/21	Mortgage Back Security 2016-B A3 1.29% 4/21	**	1,928
	HART 2015-C A3 1.46% 02/20	Mortgage Back Security 2015-C A3 1.46% 02/20	**	768
	HFMOT 2016-1A A2 1.81% 03/21	Mortgage Back Security 2016-1A A2 1.81% 03/21	**	783
	HYUNDAI CAP 2.875% 8/9/18 144A	Corporate Bond 2.875% 8/9/18 144A	**	580
	HYUNDAI CAP AME 2.55 2/19 144A	Corporate Bond 2.55 2/19 144A	**	807
	HART 2016-A A3 1.56% 09/20	Mortgage Back Security 2016-A A3 1.56% 09/20	**	493
	INGERSOLL-RND LX 2.625% 5/1/20	Corporate Bond 2.625% 5/1/20	**	206
	INTERCONT EXCH 2.5% 10/15/18	Corporate Bond 2.5% 10/15/18	**	617
	INTERCONT EXCH 2.75% 12/01/20	Corporate Bond 2.75% 12/01/20	**	781
	ITC HLDGS CORP 2.7% 11/22 144A	Corporate Bond 2.7% 11/22 144A	**	1,080
	JPMCC 2015-JP1 A2 3.1438% 1/49	Mortgage Back Security 2015-JP1 A2 3.1438% 1/49	**	805
	JP MORGAN CHASE 2.295% 8/15/21	Corporate Bond 2.295% 8/15/21	**	400
	JPMC CO 2.35% 01/28/19	Corporate Bond 2.35% 01/28/19	**	408
	JPMORGAN CHASE & CO 2.75% 6/20	Corporate Bond 2.75% 6/20	**	3,230
	JP MORGAN CHASE	Synthetic GIC - 2.069% (fair value to contract value)	**	37
	JPMC CO 2.55% 10/29/20	Corporate Bond 2.55% 10/29/20	**	1,068
	JPMORGAN CHASE 2.55% 3/1/21	Corporate Bond 2.55% 3/1/21	**	1,080
	JPMCC 2012-C6 A3 3.5074%% 5/45	Mortgage Back Security 2012-C6 A3 3.5074% 5/45	**	650
	JPMCC 2011-C3 A3 4.3877% 02/46	Mortgage Back Security 2011-C3 A3 4.3877% 02/46	**	274
	JPMCC 13-C10 A5 3.1425% 12/47	Mortgage Back Security 13-C10 A5 3.1425% 12/47	**	1,563
	JPMCC 14-C22 ASB 3.5036% 09/47	Mortgage Back Security 14-C22 ASB 3.5036% 09/47	**	753
	JPMBB 15-C29 A2 2.8596% 05/48	Mortgage Back Security 15-C29 A2 2.8596% 05/48	**	741
	JPMCC 16-JP4 A2 2.9343% 12/49	Mortgage Back Security 16-JP4 A2 2.9343% 12/49	**	1,087
	JAPAN BANK INTL 1.5% 7/21/21	Corporate Bond 1.5% 7/21/21	**	1,273
	JERSEY CENT PWR&LT 7.35% 2/19	Corporate Bond 7.35% 2/19	**	70
	JPMC CO 2.2% 10/22/19	Corporate Bond 2.2% 10/22/19	**	1,973
	KEY BANK NA 2.5% 12/15/19	Corporate Bond 2.5% 12/15/19	**	590
	KEYBANK NATL 2.25% 03/16/20	Corporate Bond 2.25% 03/16/20	**	387
	KEY BANK NA 2.35% 3/8/19	Corporate Bond 2.35% 3/8/19	**	1,514
	KINDER MORGAN EN 2.65 2/1/19	Corporate Bond 2.65% 2/1/19	**	414
	KINDER MORGAN IC 3.05% 12/1/19	Corporate Bond 3.05% 12/1/19	**	554
	MUFG AMERICAS HLD 2.25% 02/20	Corporate Bond 2.25% 02/20	**	699
	MARSHMCLEN 2.55% 10/15/18	Corporate Bond 2.55% 10/15/18	**	214
	MARSH & MCLENNAN 2.35% 9/10/19	Corporate Bond 2.35% 9/10/19	**	480
	MARSH & MCLENN 2.35% 03/06/20	Corporate Bond 2.35% 03/06/20	**	725
	MARSH & MCLENNAN 2.75% 01/30/22	Corporate Bond 2.75% 01/30/22	**	791
	MASSMUTUAL GLB 2.35% 4/19 144A	Corporate Bond 2.35% 4/19 144A	**	1,269
	MASSMUTUAL 2.45% 11/23/20 144A	Corporate Bond 2.45% 11/23/20 144A	**	713
	MCDONALDS CORP MTN 3.625% 5/21	Corporate Bond 3.625% 5/21	**	411
	MCDONALDS MTN 2.625% 1/15/22	Corporate Bond 2.625% 1/15/22	**	913
	MCDONALDS CORP 2.75% 12/20	Corporate Bond 2.75% 12/20	**	140
	MCKESSON CO 2.284% 03/15/2019	Corporate Bond 2.284% 03/15/2019	**	1,178
	MEDTRONIC INC 2.5% 3/15/20	Corporate Bond 2.5% 3/15/20	**	1,589
	MBART 2016-1 A3 1.26% 02/21	Mortgage Back Security 2016-1 A3 1.26% 02/21	**	1,683
	MET LIFE GLB 2.3% 4/10/19 144A	Corporate Bond 2.3% 4/10/19 144A	**	2,124
	MET LFE GLB 1.55% 9/13/19 144A	Corporate Bond 1.55% 9/13/19 144A	**	1,291
	MET LIFE GLOB 2.65% 4/22 144A	Corporate Bond 2.65% 4/22 144A	**	1,328
	MITSUBISHI 2.45% 10/16/19 144A	Corporate Bond 2.45% 10/16/19 144A	**	765
	MITSUBISHI UFJ FI 2.95% 3/1/21	Corporate Bond 2.95% 3/1/21	**	2,878
	MITSUBISH UFJ 2.19% 9/13/21	Corporate Bond 2.19% 9/13/21	**	1,680

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MITSUBISHI UFJ FIN 2.998% 2/22	Corporate Bond 2.998% 2/22	**	915
	MIZUHO FINL 2.273% 9/13/21	Corporate Bond 2.273% 9/13/21	**	882
	MIZUHO BK LTD 2.45 4/19 144A	Corporate Bond 2.45 4/19 144A	**	1,520
	MOODYS CORP 2.75% 12/15/21	Corporate Bond 2.75% 12/15/21	**	224
	MSBAM 15-C22 ASB 3.04% 4/15/48	Mortgage Back Security 15-C22 ASB 3.04% 4/15/48	**	414
	MSBAM 2014-C14 A2 2.916% 2/47	Mortgage Back Security 2014-C14 A2 2.916% 2/47	**	1,240
	MSBAM 2013-C7 A4 2.918% 2/46	Mortgage Back Security 2013-C7 A4 2.918% 2/46	**	1,283
	MSBAM 2016-C32 A1 1.819% 12/49	Mortgage Back Security 2016-C32 A1 1.819% 12/49	**	603
	MORGAN STANLEY 2.75% 05/19/22	Corporate Bond 2.75% 05/19/22	**	780
	MSC 2011-C2 A4 4.661% 06/44	Mortgage Back Security 2011-C2 A4 4.661% 06/44	**	1,170
	MORGAN STANLEY 2.5% 01/24/19	Corporate Bond 2.5% 01/24/19	**	2,544
	MORGAN STANLEY 2.375% 7/23/19	Corporate Bond 2.375% 7/23/19	**	1,487
	MORGAN STANLEY 2.5% 04/21/21	Corporate Bond 2.5% 04/21/21	**	1,075
	MORGAN STANLE MTN 5.5% 1/26/20	Corporate Bond 5.5% 1/26/20	**	1,820
	MORGAN STANLEY 2.65% 01/27/20	Corporate Bond 2.65% 01/27/20	**	1,092
	MSBAM 2012-C6 A4 2.858% 11/45	Mortgage Back Security 2012-C6 A4 2.858% 11/45	**	2,005
	MSBAM 2013-C8 A4 3.134% 12/48	Mortgage Back Security 2013-C8 A4 3.134% 12/48	**	1,467
	MSBAM 2013-C11 A4 CSTR 8/46	Mortgage Back Security 2013-C11 A4 CSTR 8/46	**	494
	MSBAM 13-C13 ASB 3.557% 11/46	Mortgage Back Security 13-C13 ASB 3.557% 11/46	**	1,191
	MSBAM 2014-C16 ASB 3.477% 6/47	Mortgage Back Security 2014-C16 ASB 3.477% 6/47	**	982
	MSBAM 2014-C17 ASB 3.477% 8/47	Mortgage Back Security 2014-C17 ASB 3.477% 8/47	**	1,256
	MSBAM 2015-C21 ASB 3.15% 03/48	Mortgage Back Security 2015-C21 ASB 3.15% 03/48	**	250
	MSBAM 2016-C31 A1 1.555% 11/21	Mortgage Back Security 2016-C31 A1 1.555% 11/21	**	398
	NAT-RURAL 2.3% 11/01/20	Corporate Bond 2.3% 11/01/20	**	80
	NYLIFE GLBL 1.7% 9/14/21 144A	Corporate Bond 1.7% 9/14/21 144A	**	2,196
	NY LFE GLB 2.3% 6/10/22 144A	Corporate Bond 2.3% 6/10/22 144A	**	1,306
	NYC TFA (PIT) 2.05% 08/01/23	Municipal Bond 2.05% 08/01/23	**	454
	NYC TFA (PIT) 2.85% 02/01/24	Municipal Bond 2.85% 02/01/24	**	436
	NYS UDC 2.67% 03/15/23	Municipal Bond 2.67% 03/15/23	**	1,090
	NYS UDC 2.7% 03/15/23	Municipal Bond 2.7% 03/15/23	**	1,847
	NEXTERA ENERGY 1.649% 9/1/18	Corporate Bond 1.649% 9/1/18	**	270
	NMOTR 2016-A A2 1.54% 06/21	Mortgage Back Security 2016-A A2 1.54% 06/21	**	748
	NAROT 2017-A A3 1.74% 08/21	Mortgage Back Security 2017-A A3 1.74% 8/21	**	1,758
	NAROT 2015-A A3 1.05% 10/19	Mortgage Back Security 2015-A A3 1.05% 10/19	**	245
	NAROT 2016-B A3 1.32% 01/15/21	Mortgage Back Security 2016-B A3 1.32% 01/15/21	**	841
	NAROT 2016-C A3 1.18% 01/21	Mortgage Back Security 2016-C A3 1.18% 01/21	**	1,262
	NATIONWIDE LIFE INSURANCE CO	Synthetic GIC - 2.069% (fair value to contract value)	**	21
	NORDEA BK AB 2.375% 4/4/19 144	Corporate Bond 2.375% 4/4/19 144	**	847
	NORTHERN STES PWR 2.2% 8/15/20	Corporate Bond 2.2% 8/15/20	**	312
	NEF 2005-1 A5 4.74% 10/45	Mortgage Back Security 2005-1 A5 4.74% 10/45	**	162
	ONTARIO PROVINCE 1.25% 06/19	Corporate Bond 1.25% 06/19	**	1,275
	ONTARIO PROVINCE CDA 2.4% 02/22	Corporate Bond 2.4% 02/22	**	1,811
	ONTARIO PROV 4% 10/7/19	Corporate Bond 4% 10/7/19	**	3,122
	ORACLE CORP 1.9% 09/15/21	Corporate Bond 1.9% 09/15/21	**	1,217
	PG&E CORP 2.4% 03/01/19	Corporate Bond 2.4% 03/01/19	**	126
	PNC BK PITT MTN 2.2% 01/28/19	Corporate Bond 2.2% 01/28/19	**	1,666
	PNC BANK NA 2.4% 10/18/19	Corporate Bond 2.4% 10/18/19	**	1,187
	PNC BNK PITTSBURGH 1.45% 7/19	Corporate Bond 1.45% 7/19	**	313
	PACIFICORP 5.65 7/15/18	Corporate Bond 5.65% 7/15/18	**	209
	PHILIP MORS INT 1.875% 1/15/19	Corporate Bond 1.875% 1/15/19	**	868

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	PHILIP MORRIS INTL 1.875% 2/21	Corporate Bond 1.875% 2/21	**	2,495
	PRICOA GLBL 2.45% 09/21/22 144A	Corporate Bond 2.45% 09/21/22 144A	**	1,276
	PROTECTIVE LF 2.161% 9/20 144A	Corporate Bond 2.161% 9/20 144A	**	1,293
	PRUDENTIAL INSURANCE COMPANY	Synthetic GIC - 2.0690% (fair value to contract value)	**	39
	PRUDENTIAL MTN 7.375% 6/15/19	Corporate Bond 7.375% 6/15/19	**	232
	PUBLIC SVC ENT 1.6% 11/15/19	Corporate Bond 1.6% 11/15/19	**	843
	PUBLIC SVC ENT 2% 11/15/21	Corporate Bond 2% 11/15/21	**	610
	PUBLIC SERVICE ELE 2.65% 11/22	Corporate Bond 2.65% 11/22	**	1,181
	QUEBEC PROVINCE 2.375% 1/31/22	Corporate Bond 2.375% 1/31/22	**	2,270
	REGIONS FINL CORP 3.2% 2/8/21	Corporate Bond 3.2% 2/8/21	**	1,082
	REGIONS FIN CORP 2.75% 8/22	Corporate Bond 2.75% 8/22	**	1,337
	REYNOLDS AMERICAN 3.25% 6/20	Corporate Bond 3.25% 6/20	**	1,043
	REYNOLDS AMERICAN 4% 6/12/22	Corporate Bond 4% 6/12/22	**	524
	ROPER INDUSTRIES 2.05% 10/1/18	Corporate Bond 2.05% 10/1/18	**	1,507
	ROPER TECHNOLOGIES 3% 12/15/20	Corporate Bond 3% 12/15/20	**	709
	ROYAL BNK CANADA 4.65% 1/27/26	Corporate Bond 4.65% 1/27/26	**	895
	ROYAL BK OF CDA 2.15% 03/15/19	Corporate Bond 2.15% 03/15/19	**	865
	ROYAL BK CAN GL 2.35% 10/30/20	Corporate Bond 2.35% 10/30/20	**	1,064
	ROYAL BANK OF CANA 2.15% 10/20	Corporate Bond 2.15% 10/20	**	698
	SRT 2017-A A3 2.58% 01/21	Mortgage Back Security 2.58% 01/21	**	1,686
	SSTRT 17-2A A3 2.04% 4/21 144A	Mortgage Back Security 2.04% 4/21 144A	**	1,021
	SSTRT 2016-1A A3 1.524% 03/20	Mortgage Back Security 2016-1A A3 1.524% 03/20	**	983
	SSTRT 17-1A A3 1.89% 8/20	Mortgage Back Security 17-1A A3 1.89% 8/20	**	1,574
	SEMPRA ENERGY 2.4% 3/15/20	Corporate Bond 2.4% 3/15/20	**	931
	SEMPRA ENERGY 2.85% 11/15/20	Corporate Bond 2.85% 11/15/20	**	566
	SHELL INTL FIN BV 2.125% 05/20	Corporate Bond 2.125% 05/20	**	1,109
	SHELL INTL 2.25% 11/10/20	Corporate Bond 2.25% 11/10/20	**	1,071
	SHIRE AQ INV IRE 1.9% 9/23/19	Corporate Bond 1.9% 9/23/19	**	1,773
	SIMON PROP GRP 2.35% 1/30/22	Corporate Bond 2.35% 1/30/22	**	370
	SIMON PPTY GRP 2.625% 06/15/22	Corporate Bond 2.625% 06/15/22	**	1,164
	SIMON PROPERTY 2.75% 06/01/23	Corporate Bond 2.75% 06/01/23	**	1,408
	SOUTHERN CA EDISON 1.845% 2/22	Mortgage Back Security 1.845% 2/22	**	366
	SOUTHERN COMPANY 1.85% 7/1/19	Corporate Bond 1.85% 7/1/19	**	281
	SOUTHERN COMPANY 2.35% 7/1/21	Corporate Bond 2.35% 7/1/21	**	1,881
	SOUTHERN PWR CO 2.375% 6/1/20	Corporate Bond 2.375% 6/1/20	**	528
	STATE STREET BANK & TRUST CO	Synthetic GIC - 2.049% (fair value to contract value)	**	29
	SUMITOMO MITSUI 2.934% 3/9/21	Corporate Bond 2.934% 3/9/21	**	940
	SUMITOMO MITSUI BKG 2.5% 7/18	Corporate Bond 2.5% 7/18	**	254
	SUMITOMO BKG 2.45% 1/10/19	Corporate Bond 2.45% 1/10/19	**	1,034
	SUMITOMO BKG 2.25% 07/11/19	Corporate Bond 2.25% 07/11/19	**	828
	SUNTRUST BANK INC 2.5 5/1/19	Corporate Bond 2.5% 5/1/19	**	847
	SUNTRUST BANKS INC 2.9% 3/3/21	Corporate Bond 2.9% 3/3/21	**	725
	SYNCHRONY FIN 3% 8/15/19	Corporate Bond 3% 8/15/19	**	280
	SYNCHRONY FINANCL 2.6% 1/15/19	Corporate Bond 2.6% 1/15/19	**	902
	SYNCT 2015-3 A 1.74% 9/21	Mortgage Back Security 2015-3 A 1.74% 9/21	**	481
	TIAA AST MG 2.95% 11/1/19 144A	Corporate Bond 2.95% 11/1/19 144A	**	1,113
	TJX COS INC 2.75% 6/15/21	Corporate Bond 2.75% 6/15/21	**	785
	THERMO FISHER 2.4% 02/01/19	Corporate Bond 2.4% 02/01/19	**	1,063
	TIME WARNER INC 4.75% 3/29/21	Corporate Bond 4.75% 3/29/21	**	1,282
	TORONTO DOM BK 2.125% 7/02/19	Corporate Bond 2.125% 7/02/19	**	839
	TOTAL CAP INTL 2.125% 01/10/19	Corporate Bond 2.125% 01/10/19	**	1,687

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	TOTAL CAP INTL 2.75% 06/19/21	Corporate Bond 2.75% 06/19/21	**	839
	TAOT 2016-B A3 1.3% 04/20	Mortgage Back Security 2016-B A3 1.3% 04/20	**	661
	TOYOTA MOTOR CR 1.55% 10/18/19	Corporate Bond 1.55% 10/18/19	**	764
	TOYOTA MOTOR CORP 2.6% 1/11/22	Corporate Bond 2.6% 1/11/22	**	2,208
	TAOT 2016-C A3 1.14% 08/20	Mortgage Back Security 2016-C A3 1.14% 08/20	**	810
	TAOT 2017-A A3 1.73% 2/21	Mortgage Back Security 2017-A A3 1.73% 2/21	**	1,238
	TRANSAMERICA PREMIER LIFE	Synthetic GIC - 2.069% (fair value to contract value)	**	27
	TRANSCANADA PIP 3.125% 1/15/19	Corporate Bond 3.125% 1/15/19	**	660
	TRANSCANADA 2.125% 11/15/19	Corporate Bond 2.125% 11/15/19	**	1,723
	TRANSCANADA PIP 2.5% 8/1/22	Corporate Bond 2.5% 8/1/22	**	1,651
	UBS AG STAM 2.375% 8/14/19	Corporate Bond 2.375% 8/14/19	**	1,731
	UBSBB 2012-C2 A4 3.525 5/63	Mortgage Back Security 2012-C2 A4 3.525% 5/63	**	983
	USAOT 2017-1 A3 1.79% 05/21	Mortgage Back Security 2017-1 A3 1.79% 05/21	**	584
	USAOT 2015-1 A3 1.2% 06/19	Mortgage Back Security 2015-1 A3 1.2% 06/19	**	71
	USAA CAPITAL 2% 6/1/21 144A	Corporate Bond 2% 6/1/21 144A	**	1,454
	USTN 1.375% 03/31/20	Government Bond 1.375% 03/31/20	**	44,839
	USTN 1.375% 04/30/20	Government Bond 1.375% 04/30/20	**	5,310
	USTN 1.75% 12/31/20	Government Bond 1.75% 12/31/20	**	77,966
	USTN 0.75% 07/15/19	Government Bond 0.75% 07/15/19	**	15,265
	USTN 1.25% 10/31/21	Government Bond 1.25% 10/31/21	**	22,054
	UST NOTE 1.875% 03/31/22	Government Bond 1.875% 03/31/22	**	30,888
	UST NOTES 1.625% 07/31/20	Government Bond 1.625% 07/31/20	**	20,317
	USTN 1.5% 4/15/20	Government Bond 1.5% 4/15/20	**	8,323
	USTN 1.5% 05/15/20	Government Bond 1.5% 05/15/20	**	14,010
	USTN 1.625% 08/31/22	Government Bond 1.625% 08/31/22	**	15,434
	UNITEDHELTH GR 2.875% 12/15/21	Corporate Bond 2.875% 12/15/21	**	811
	VENTAS RLTY LP/CAP 4% 4/30/19	Corporate Bond 4% 4/30/19	**	728
	VERIZON COM 3.5% 11/01/21	Corporate Bond 3.5% 11/01/21	**	347
	VERIZON COMMUNS 2.625% 2/21/20	Corporate Bond 2.625% 2/21/20	**	1,369
	VERIZON COMM 1.75% 8/15/21	Corporate Bond 1.75% 8/15/21	**	387
	VERIZON COM 2.946% 03/15/22	Corporate Bond 2.946% 03/15/22	**	846
	VZOT 16-1A A 1.42% 1/21	Mortgage Back Security 16-1A A 1.42% 1/21	**	2,039
	VZOT 2016-2A A 1.68% 5/21	Mortgage Back Security 2016-2A A 1.68% 5/21	**	2,152
	VZOT 17-2A A 1.92% 12/21	Mortgage Back Security 17-2A 1.92% 12/21	**	1,002
	VZOT 2017-3A A1A 2.06% 04/22	Mortgage Back Security 2017-3A A1A 2.06% 04/22	**	1,736
	VISA INC 2.8% 12/14/22	Corporate Bond 2.8% 12/14/22	**	1,087
	VODAFONE GRUP PLC 1.5% 2/19/18	Corporate Bond 1.5% 2/19/18	**	764
	VOLKSWAGEN GRP 2.4% 5/20 144A	Corporate Bond 2.4% 5/20 144A	**	742
	VOLKSWAGEN 2.125% 11/18 144A	Corporate Bond 2.125% 11/18 144A	**	1,711
	WFRBS 14-C20 ASB 3.638% 05/47	Mortgage Back Security 14-C20 ASB 3.638% 05/47	**	483
	WFRBS 2013-C14 A2 2.133% 6/46	Mortgage Back Security 2013-C14 A2 2.133% 6/46	**	259
	WFRBS 2012-C9 A3 2.87% 11/45	Mortgage Back Security 2012-C9 A3 2.87% 11/45	**	1,069
	WFRBS 2012-C9 ASB 2.445% 11/45	Mortgage Back Security 2012-C9 ASB 2.445% 11/45	**	441
	WFRBS 2011-C2 A4 CSTR 2/44	Mortgage Back Security 2011-C2 A4 CSTR 2/44	**	1,569
	WFRBS 2011-C3 A4 4.375% 3/44	Mortgage Back Security 2011-C3 A4 4.375% 3/44	**	1,102
	WFRBS 2012-C7 A2 3.431% 6/45	Mortgage Back Security 2012-C7 A2 3.431% 6/45	**	769
	WFRBS 2013-C11 A5 3.071% 03/45	Mortgage Back Security 2013-C11 A5 3.071% 03/45	**	3,093
	WFRBS 13-C12 ASB 2.838% 03/48	Mortgage Back Security 13-C12 ASB 2.838% 03/48	**	187
	WFRBS 13-C16 ASB 3.963% 09/46	Mortgage Back Security 13-C16 ASB 3.963% 09/46	**	407
	WFRBS 14-C23 ASB 3.636% 10/57	Mortgage Back Security 14-C23 ASB 3.636% 10/57	**	583

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	WASHINGTON PG 3.85% 4/1/20	Corporate Bond 3.85% 4/1/20	**	719
	WELLPOINT INC 2.25% 8/15/19	Corporate Bond 2.25% 8/15/19	**	785
	WELLS FARGO 3% 01/22/21	Corporate Bond 3% 01/22/21	**	1,564
	WELLS FARGO & CO MTN 2.6% 7/20	Corporate Bond 2.6% 7/20	**	1,140
	WELLS FARGO & CO 2.55% 12/7/20	Corporate Bond 2.55% 12/7/20	**	407
	WELLS FARGO & CO 2.1% 07/26/21	Corporate Bond 2.1% 07/26/21	**	1,720
	WFCM 2012-LC5 A3 2.918% 10/45	Mortgage Back Security 2012-LC5 A3 2.918% 10/45	**	449
	WFCM 2012-LC5 ASB 2.528% 10/45	Mortgage Back Security 2012-LC5 ASB 2.528% 10/45	**	597
	WELLS FARGO MTN 1.75% 05/24/19	Corporate Bond 1.75% 05/24/19	**	847
	WELLS FARGO BK 2.15% 12/6/19	Corporate Bond 2.15% 12/6/19	**	2,320
	WFCM 2013-LC12 A1 1.676% 7/46	Mortgage Back Security 2013-LC12 A1 1.676% 7/46	**	410
	WFCM 2015-C27 ASB 3.278% 2/48	Mortgage Back Security 2015-C27 3.278% 2/48	**	1,026
	WFCM 2016-C34 A2 2.603% 06/49	Mortgage Back Security 2016-C34 A2 2.603% 06/49	**	912
	WFCM 2016-C35 A2 2.495% 07/48	Mortgage Back Security 2016-C35 A2 2.495% 07/48	**	263
	WFCM 2016-LC25 1.795% 12/15/59	Mortgage Back Security 2016-LC25 1.795% 12/15/59	**	547
	WFCM 2016-C36 A1 1.453% 11/59	Mortgage Back Security 2016-C36 A1 1.453% 11/59	**	242
	WFCM 2016-C37 A1 1.944% 12/49	Mortgage Back Security 2016-C37 A1 1.944% 12/49	**	428
	WFCM 2016-C37 A2 3.103% 12/49	Mortgage Back Security 2016-C37 A2 3.103% 12/49	**	766
	WESTPAC BANKING 1.6% 08/19/19	Corporate Bond 1.6% 08/19/19	**	1,403
	WESTPAC BANKING 2.8% 1/11/22	Corporate Bond 2.8% 1/11/22	**	926
	WESTPAC BANKING 2.15% 3/6/20	Corporate Bond 2.15% 3/6/20	**	1,804
	WISCONSIN ENERGY 2.45% 6/15/20	Corporate Bond 2.45% 6/15/20	**	422
	WOART 2014-B A3 1.14% 01/20	Mortgage Back Security 2014-B A3 1.14% 01/20	**	299
	WOART 16-B A3 1.3% 2/22	Mortgage Back Security 16-B A3 1.3% 2/22	**	1,462
	WOART 2016-A A3 1.77% 09/21	Mortgage Back Security 2016-A A3 1.77% 09/21	**	712
	XCEL ENERGY INC 2.4% 03/15/21	Corporate Bond 2.4% 03/15/21	**	396
	XEROX CORP 2.75% 03/15/19	Corporate Bond 2.75% 03/15/19	**	1,028
	ZOETIS INC 3.45% 11/13/20	Corporate Bond 3.45% 11/13/20	**	205
	Sub-total Managed Income Funds			836,262

	Self-Directed Brokerage Account	Various shares	**	38,655
	Total Investment Assets			$3,112,380
*	Participant Loans	Interest rates ranging 3.25% - 5.75% Various maturity dates through November 2023		$52,277

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 20, 2018	By: /s/ Scott V. King
Scott V. King
Vice President, Corporate Controller and Chief Accounting Officer

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Brown Smith Wallace, LLP Independent Registered Public Accounting Firm	32